Exhibit 99.1
Agria Announces Management and Board Changes
Beijing, China — November 24, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced management and board changes.
•	The Board has accepted the resignation of Kenneth Hua Huang effective November 30, 2008. Huang has served as chief executive officer of Agria since June 2, 2008. He was originally hired in July 2007 as co-chief executive officer.

•	Guanglin (Alan) Lai, chairman of Agria, has been appointed by the board as chief executive officer effective November 30, 2008. In addition to being Agria’s founder and chairman of the board, he served as co-chief executive officer until June 2, 2008.

•	The Company’s board of directors has accepted the resignation of Zhaohua (Paul) Qian effective November 21, 2008, reducing the number of directors to eight from nine.

•	Agria has promoted Yue (Frank) Zhao to the position of chief operating officer effective December 1, 2008. Zhao has served as deputy general manager of Agria’s subsidiary in Shenzhen, China (“Shenzhen Agria”) since August 2008. In his new position as Agria’s chief operating officer, Mr. Zhao’s expanded responsibilities include overseeing day-to-day corporate operations, with an active role in developing and executing the company’s growth strategy.

•	The Company has appointed U Kean Seng to the position of head of corporate and legal affairs effective December 5, 2008. Mr. U has more than 18 years of international corporate and corporate finance experience, specializing in cross border mergers and acquisitions, as well as international corporate finance and capital markets practices.

•	The Company’s management and board have approved the audit committee’s recommendation that it prepare and present its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The Company currently prepares and presents its financial statements in accordance with generally accepted accounting principles in the United States. The change to IFRS will commence with the Company’s financial statements for the quarter and fiscal year ending December 31, 2008.
Background on Frank Zhao and U Kean Seng
Yue (Frank) Zhao, 44 years old, has more than 20 years of management experience and a track record of proven operations leadership. Zhao has served as deputy general manager of Shenzhen Agria since August 2008. He previously served as managing director of Yetop International Investment Co., Ltd. (Hong Kong), responsible for the firm’s RMB 1 billion investment in the Chinese hydropower industry. Prior to that Zhao served as executive director and president of Lianhong Investment Co. Ltd, responsible for investments totaling more than RMB 441 million in land development, technology, chemicals and transportation. Zhao earlier served as vice president of Bossen International Ltd. (Hong Kong); executive vice president of Bocom Group (China); chief executive officer of Xiamen Headsun Intelligent Software Systems (China); Vice President of Compass Pacific Holdings Limited (Hong Kong); chief operating officer of Compass Pacific Automotive Co., Ltd. (China); and held executive level positions with Yatton Group (China), a subsidiary of Esquel Enterprises Ltd. (Hong Kong). Zhao holds a B.E. in Management Information Systems and a M.E. in Industrial Business Administration from Tsinghua University (Beijing). Zhao also received a Masters in Economics from the State University of New York at Buffalo.

U Kean Seng, 42 years old, has more than 18 years of international corporate and corporate finance experience, specializing in cross border mergers and acquisitions, as well as international corporate finance and capital markets practices. He has extensive experience in advising multi-national corporations and sovereign entities on direct investments in The People’s Republic of China as well as offshore mergers and acquisitions of foreign assets by The People’s Republic of China entities. Mr. U is currently based in Singapore practicing in the firm of Shooklin & Bok LLP, focused on East Asia. Concurrently, since the establishment of joint law venture in 2000, he has practiced as part of Allen & Overy Shooklin & Bok, JLV, an international law venture partnership with London based Allen & Overy LLP. Mr. U serves as a partner in pro-bono community legal services and sits as independent and non-executive directors of several public listed corporations. Mr U received Bachelor of Laws (Honours) degree from Monash University (Australia). He is a Barrister-and-Solicitor, Supreme Court of Victoria, Australia; Advocate & Solicitor, Supreme Court of Singapore. In addition to his extensive legal knowledge, Mr U is also a qualified Economist, having completed his degree majoring in Economics and Accounting, B Ec at Monash University, Australia.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. The Company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.